EXHIBIT 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the reference to our firm under the caption "Experts" in the Registration Statement (Form S-3) and related Prospectus of Peregrine Pharmaceuticals, Inc. for the registration of 12,000,000 shares of its common stock and to the incorporation by reference therein of our report dated July 8, 2005, with respect to the consolidated financial statements and schedules of Peregrine Pharmaceuticals, Inc., Peregrine Pharmaceuticals, Inc. management's assessment of the effectiveness of internal control over financial reporting, and the effectiveness of internal control over financial reporting of Peregrine Pharmaceuticals, Inc., included in its Annual Report (Form 10-K) for the year ended April 30, 2005, filed with the Securities and Exchange Commission.

            /s/ ERNST & YOUNG LLP

Orange County, California
September 13, 2005